Exhibit 99.6

NLS Pharmaceutics and Kadimastem Announce Pricing and Closing of $1 Million Equity Financing

Accumulated proceeds of $3 million including the initial closing held in March 2025

ZÜRICH, Switzerland, June 30, 2025 – NLS Pharmaceutics Ltd. (NASDAQ: NLSP) (“NLS” or the “Company”), a Swiss clinical-stage biopharmaceutical company focused on developing therapies for central nervous system (CNS) disorders, today announced that it has completed the second and final $1 million closing of its previously disclosed $3 million equity financing of preferred shares (or equivalents) and warrants from March 2025. Pursuant to the second closing, the Company agreed to issue 606,061 preferred shares (or equivalent) at a conversion price of $1.65 per share, representing a 10% premium to the market share price on the date the original agreement was signed (March 28, 2025). The second closing occurred on June 27, 2025.

This closing follows the successful initial $2 million round on March 28, 2025 and brings the total gross proceeds from the equity financing to $3 million. These funds are designated to support the Company’s pending merger with Kadimastem Ltd., a clinical-stage cell therapy company developing treatments for ALS and diabetes, as well as to fund working capital and general corporate activities.

Alex Zwyer, Chief Executive Officer of NLS, commented: “The successful completion of this financing round underscores continued investor confidence in our strategic vision and the powerful combination we are forming with Kadimastem. With strengthened financial resources, we believe that we are well positioned to complete the merger and advance a diversified pipeline in CNS and regenerative medicine.”

Ronen Twito, Executive Chairman and Chief Executive Officer of Kadimastem, added: “We believe that this additional funding, combined with our previously announced financings, demonstrate the confidence of investors in Kadimastem assets. The funds are intended to provide the merged company with financial flexibility to initiate our Phase IIa clinical trial of AstroRx® for ALS and Phase I study of IsletRx for diabetes. We believe that it is yet another milestone achieved in our path to creating a company equipped to deliver transformative therapies for patients in need.”

These financing activities mark continued progress in the merger process. The merger remains subject to customary closing conditions, including final regulatory and shareholder approvals.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities in this offering, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About NLS Pharmaceutics

NLS Pharmaceutics is a global biopharmaceutical company focused on developing next-generation therapies for sleep disorders, neurodegenerative diseases, and metabolic dysfunctions. Through a strategic licensing agreement with Aexon Labs, NLS is advancing a portfolio of non-sulfonamide dual orexin receptor agonists (DOXA), including AEX-2 and AEX-41, designed to restore sleep-wake balance, reduce neuroinflammation, and address metabolic dysregulation.

About Kadimastem

Kadimastem is a clinical stage cell therapy company, developing “off-the-shelf”, allogeneic, proprietary cell products based on its technology platform for the expansion and differentiation of Human Embryonic Stem Cells (hESCs) into functional cells. AstroRx®, the company’s lead product, is an astrocyte cell therapy in clinical development for the treatment for ALS and in pre-clinical studies for other neurodegenerative indications.

IsletRx is the company’s treatment for diabetes. IsletRx is comprised of functional pancreatic islet cells producing and releasing insulin and glucagon, intended to treat and potentially cure patients with insulin-dependent diabetes. Kadimastem was founded by Professor Michel Revel, Chief Scientific Officer of Kadimastem and Professor Emeritus of Molecular Genetics at the Weizmann Institute of Science. Professor Revel received the Israel Prize for the invention and development of Rebif®, a multiple sclerosis blockbuster drug sold worldwide. Kadimastem is traded on the Tel Aviv Stock Exchange (TASE: KDST).

Forward-Looking Statements

This press release contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS and Kadimastem are using forward-looking statements when they discuss the expected use of proceeds, the belief that the Company is well positioned to complete the merger and advance a diversified pipeline in CNS and regenerative medicine, the belief that the funding, combined with previously announced financings, demonstrate the confidence of investors in Kadimastem’s assets, and the belief that the financing is yet another milestone achieved in the path to creating a company equipped to deliver transformative therapies for patients in need. These forward-looking statements and their implications are based on the current expectations of the NLS management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; NLS may encounter delays or obstacles in launching and/or successfully completing its clinical trials; NLS products may not be approved by regulatory agencies, NLS technology may not be validated as it progresses further and its methods may not be accepted by the scientific community; NLS may be unable to retain or attract key employees whose knowledge is essential to the development of its products; unforeseen scientific difficulties may develop with NLS’ process; NLS’ products may wind up being more expensive than it anticipates; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; NLS patents may not be sufficient; NLS products may harm recipients; changes in legislation may adversely impact NLS; inability to timely develop and introduce new technologies, products and applications; and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of NLS to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, NLS undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS annual report on Form 20-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission (SEC), which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by NLS with the SEC.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, NLS has filed a Registration Statement on Form F-4, including a proxy statement/prospectus, with the SEC. NLS may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or any other document that NLS may file with the SEC. The proxy statement (if and when available) will be mailed or delivered to shareholders of NLS and Kadimastem. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (if and when available) and other documents containing important information about NLS and Kadimastem and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on NLS’s website at www.nlspharma.com.

Participants in the Solicitation

NLS, Kadimastem, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NLS and Kadimastem shareholders in respect of the proposed transaction. Information about the directors and executive officers of NLS, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in NLS’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, which was filed with the SEC on May 16, 2025. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from NLS Pharmaceutics using the sources indicated above.

NLS Contacts:

InvestorRelations@nls-pharma.com

www.nlspharma.com

Kadimastem Contacts:

Sarah Bazak, Investors relations

s.bazak@kadimastem.com

www.kadimastem.com

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